CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee

Floating Rate Notes Due 2019	$500,000,000	$50,350

PROSPECTUS Dated November 19, 2014 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 644 to Registration Statement No. 333-200365 Dated November 2, 2015 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F

Floating Rate Senior Notes Due 2019

We, Morgan Stanley, are offering the notes described herein on a global basis. We may not redeem the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2019 (the “notes”) prior to the maturity thereof.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” in each case subject to and as modified by the provisions described below.

We will issue the notes only in registered form, which form is further described herein and under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

The notes will not be listed on any securities exchange.

We describe how interest is calculated, accrued and paid on the notes, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Agent’s Commissions	Proceeds to Company
Per note	$1,000.00	$3.00	$997.00
Total	$500,000,000	$1,500,000	$498,500,000

MORGAN STANLEY

Floating Rate Notes Due 2019
Aggregate Principal
Amount:	$500,000,000
Maturity Date:	November 12, 2019
Settlement Date
(Original Issue Date):	November 12, 2015 (7 business days after the date of this pricing supplement)
Interest Accrual Date:	November 12, 2015
Issue Price:	100%
Specified Currency:	U.S. dollars (“$”)
Redemption Percentage
at Maturity:	100%
Base Rate:	LIBOR
Spread:	Plus 1.15%
Index Maturity:	3 months
Index Currency:	U.S. dollars
Initial Interest Rate:	The base rate plus 1.15% (to be determined by the calculation agent on the second London banking day prior to the original issue date)
Interest Payment Dates:	Each February 12, May 12, August 12 and November 12, commencing on February 12, 2016
Interest Payment Period:	Quarterly
Interest Reset Dates:	Each interest payment date
Interest Reset Period:	Quarterly
Interest Determination Dates:	The second London banking day prior to each interest reset date
Reporting Service:	Reuters (Page LIBOR01)
Business Day:	New York
Calculation Agent:	The Bank of New York Mellon (as successor to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
CUSIP:	61746BDV5
ISIN:	US61746BDV53
Other Provisions:	None

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On November 2, 2015, we agreed to sell to Morgan Stanley & Co. LLC, and it agreed to purchase, the principal amount of notes set forth on the cover of this pricing supplement at a net price of 99.70%, plus accrued interest, if any, which we refer to as the “purchase price” for the notes. The purchase price for the notes equals the stated issue price of 100%, plus accrued interest, if any, less a combined management and underwriting commission of 0.30% of the principal amount of the notes.

We refer to Morgan Stanley & Co. LLC as the “agent” as such term is used under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Morgan Stanley & Co. LLC is our wholly-owned subsidiary. This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with Rule 5121 of FINRA, Morgan Stanley & Co. LLC may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture (as defined in the accompanying prospectus) and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of

PS-2

such counsel dated November 19, 2014, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 19, 2014.

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